FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May 2022

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Takeda's Executive Compensation Overview

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: May 31, 2022	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

TAKEDA’S EXECUTIVE COMPENSATION OVERVIEW

Takeda’s executive compensation structure reflects our position as a patient-focused, values-based, R&D-driven global biopharmaceutical company. We have an experienced and diverse Takeda Executive Team representing nine nationalities and located in three countries. Our executive compensation programs are designed to be globally competitive and performance-oriented, while also considering local market factors.

COMPENSATION PAY FOR PERFORMANCE PHILOSOPHY AND OBJECTIVES
Our executive compensation strategy is designed to closely link pay with performance and increases in long-term shareholder value while minimizing excessive risk-taking. To help us accomplish these important objectives, we have adopted the following policies and practices over time:

What We Do
Beginning in Fiscal Year 2019, utilize a total shareholder return metric in the Performance Share Unit awards to align the payout with long-term stock performance and shareholder experience
Beginning in Fiscal Year 2019, established share retention policies
Conduct competitive benchmarking to ensure Internal Director (and executive team) compensation is aligned to market
Beginning in April 2020, employ a robust incentive recoupment (i.e., clawback) policy, further enhancing our ability to recoup compensation
Include caps on annual cash incentive and Performance Share Unit awards payouts
Align Internal Director and (executive team) short-term incentive and long-term incentive with company performance
Actively engage with our shareholders
Tie majority of Internal Director (and executive team) compensation to long-term performance
Engage independent compensation consultants
What We Don’t Do
No automatic or guaranteed annual salary increases
No guaranteed bonuses or long-term incentive awards
No above median targeting of Internal Director compensation

Takeda’s Total Rewards Philosophy:
We achieve these objectives through a balanced combination of the following three primary components of our executive compensation structure:

Base Salary: A fixed cash compensation amount that is competitive within the markets in which we compete for talent.

Short-Term Incentive (“STI”): An annual cash bonus opportunity with payout levels based on degree of achievement of pre-established annual performance goals. The STI plan is designed to focus the entire team on shared annual company performance goals and specific group goals. It is important to note that the STI plan extends beyond the Internal Directors and Takeda Executive Team to over 31,000 employees globally, uniting leaders and plan participants with a common vision of delivering therapies for patients and value to shareholders.

Long-Term Equity Incentives (“LTI”): The greatest emphasis among the three components is placed on longer-term incentives, in order to focus and align our Internal Directors (and Takeda Executive Team) upon achievement of increased long-term shareholder value. LTI compensation takes two forms: Performance Share Unit awards (subject to performance based vesting requirements) (“PSU” awards) and Restricted Stock Unit awards (subject to service-based vesting requirements) (“RSU” awards).

The mix of compensation for our Internal Directors (and Takeda Executive Team) reflects Takeda’s desire to link executive compensation with individual, executive group, and company performance. A substantial portion of the target pay for executives is performance-based. The annual STI and LTI PSU awards payouts are contingent upon company performance, with the STI factoring in performance over a one-year period, and LTI PSU awards compensation factoring in performance over a three-year period (as described below).

FY 2021 CEO Pay Mix:
The chart below depicts the annualized mix of target compensation for Takeda’s CEO:
CEO Contractual Agreements
Effective September 2020, Takeda updated the contractual arrangements for Christophe Weber to appropriately reflect his approximate work allocation between the company’s offices in Japan and the United States. As it was anticipated that Mr. Weber will continue to spend more time in the United States with the company’s global team presence in the Boston area, the company entered into two separate agreements with Mr. Weber.

The first agreement, representing 75% of Mr. Weber’s work allocation in Japan, is a Mandate Agreement made between Takeda Pharmaceutical Company Limited and Mr. Weber, that describes the terms and compensation arrangements for his role as Representative Director and Chief Executive Officer of the company. Under this Mandate agreement, 75% of Mr. Weber’s base salary and short-term incentives are payable from Takeda Pharmaceutical Company Limited. In addition, 100% of his long-term incentives are granted from Takeda Pharmaceutical Company Limited.

The second agreement, representing 25% of Mr. Weber’s work allocation in the United States, is an Employment Agreement made between Takeda Pharmaceutical U.S.A. Inc. (“TPUSA”) and Mr. Weber, that describes the terms and compensation arrangements for his role as Head of Global Business of TPUSA. Under this employment agreement, 25% of Mr. Weber’s base salary and short-term incentives are payable from TPUSA. Furthermore, none of his LTI are granted from TPUSA.

These agreements were designed to split the compensation for Mr. Weber according to his work allocation and were not intended to increase any portion of his compensation. Accordingly, the total amount of compensation, etc. paid to Mr. Weber from the company and Takeda group companies did not increase due to his concurrent duties of Head of Global Business of TPUSA and the Compensation Committee reviewed and confirmed the entire amount provided under both agreements. The total amount of individual Director’s compensation is disclosed in the company’s Annual Securities Report submitted after its General Meeting of Shareholders.

COMPENSATION PROGRAM OVERSIGHT
Role of the Compensation Committee
The Board of Directors (the “Board”) has delegated to the Compensation Committee (the “Committee”) (an advisory committee of the Board) the authority to determine compensation for Internal Directors (who are not Audit and Supervisory Committee members). The Committee consists of four Independent External Directors. For the first half of Fiscal Year 2021, Compensation Advisory Partners and Pay Governance provided advice and assistance to the Committee in its review of compensation structure and strategy; in the latter half of the fiscal year, the Compensation Committee decided to engage a new compensation consultant and ultimately selected Semler Brossy as its primary advisor. During Fiscal Year 2021, the aforementioned consultants attended select meetings at the invitation of the Committee, assisted the Committee with analyzing competitive peer company market data and relevant information relating to the company’s compensation programs, and reported to the Committee regarding market trends and technical developments. In addition, members of our management team keep abreast of developments in compensation matters and participate in the gathering and presentation of data related to these matters as requested by the Committee. In order to enhance transparency of the Company’s corporate governance, the Company externally disclosed the Compensation Committee Charter, which defines the Compensation Committee’s roles and responsibilities, as a part of the Company’s corporate governance documents on November 1, 2021.

Process of Determining Compensation
The level of compensation and the mix of compensation for Internal Directors are reviewed and established each year by the Committee. The process begins with a consideration of compensation levels and the mix of compensation for comparable executives at companies in Takeda’s Fiscal Year Peer Group (see below). After this benchmark review, the committee establishes Internal Director compensation: base salary adjustments, annual short-term incentive, and long-term incentive awards; relative to the peer median in each instance. Awards can be differentiated from the peer compensation levels based on each Internal Director’s individual performance, experience, leadership, and contributions to Takeda’s business and strategic performance. The Committee also provides advice to the Board in determining the compensation of Board members who are not members of the Audit and Supervisory Committee.

Comparative Framework
Individual compensation levels and opportunities are compared to a peer group of global pharmaceutical companies approved by the Committee and the Board to ensure our compensation programs and levels are competitive to attract and retain key talent in the global pharmaceutical market. Although the Committee considers the compensation practices of peer companies, it does not make any determinations or changes in compensation in reaction to the market data alone. The Fiscal Year 2021 Takeda Peer Group included the following companies:

Fiscal Year 2021 Takeda Peer Group
AbbVie (United States)	Amgen (United States)
Astellas (Japan)	AstraZeneca (United Kingdom)
Bristol Myers Squibb (United States)	Eli Lilly (United States)
Gilead Sciences (United States)	GlaxoSmithKline (United Kingdom)
Johnson & Johnson (United States)	Merck & Co (United States)
Merck Group (Germany)	Novartis (Switzerland)
Pfizer (United States)	Roche (Switzerland)
Sanofi (France)

Compensation Advisory Partners conducted a review of the peer group and recommended that Johnson & Johnson be removed from the peer group for evaluating next year’s (fiscal year 2022) compensation due to the revenue size exceeding the maximum of the range and the fact the a significant portion of its revenues are derived from non-pharmaceutical businesses, which are not comparable to Takeda; the Compensation Committee approved this change.

Key Performance Indicator Determination
Each year, the Committee and the Board review and establish the annual Key Performance Indicators (“KPI”) used for the STI plan and for the LTI PSU awards. The KPIs included in the STI and LTI PSU awards were carefully evaluated by the Committee before being approved by the Board. Takeda believes these KPIs enable the organization to focus on growth, profitability, pipeline performance, expense management and shareholder value creation. Furthermore, the KPIs determined by the Committee are consistent with Takeda’s peer group.

The Committee and the Board reference the annual operating plan to establish performance targets and to assess the relative weighting for each KPI. Underlying KPIs reflect the understanding that divestitures and significant events will impact the evaluation of the respective KPI over the performance period and enables required adjustments.

Both the STI and the LTI plans are designed in a way that allows participants to be rewarded for delivering strong results for shareholders if Takeda exceeds the plan targets. Conversely, if Takeda does not achieve targets, participants will receive a below target payout. If performance is below threshold, participants receive a 0% payout for that KPI. The maximum payout participants can receive under the plans is 200% of target.

Adjustments to Key Performance Indicators
The KPIs upon which incentive compensation payouts are determined may be adjusted to eliminate the distorting effect of unusual income or expense items. The adjustments are intended to:
•align award payments with the underlying performance of the core business;
•avoid volatile, artificial inflation or deflation of awards due to unusual items in the award year, and, where relevant, the previous (comparator) year;
•eliminate certain counterproductive short-term incentives; and
•facilitate comparisons with peer companies.

The Committee reviews and approves adjustments, including but not limited to, the impact of significant acquisitions or divestitures, the impact of share repurchases that differ significantly from business plan, and large swings in foreign exchange rates.

The Committee also has general authority to apply downward (but not upward) discretion to STI and LTI PSU awards payouts for individual Internal Directors.

COMPONENTS OF THE COMPENSATION PROGRAM
Base Salary
The Committee sets appropriate levels of base salary for the CEO and other Internal Directors to ensure that Takeda can attract and retain a global leadership team that will continue to meet our commitments to customers and patients and sustain long-term profitable growth for our shareholders and lead and grow the scale, size, and complexity of the business. Base salary is established for the CEO and each Internal Director relative to his or her market benchmark based on their respective performance (including ESG individual objectives), experience, unique skills, internal equity with others at Takeda, and the company’s operating budget.

Short-Term Incentive Plan
Takeda’s STI framework aligns cash rewards with key measures of success over a one-year period. For the CEO, Fiscal Year 2021 performance was based 100% on corporate KPIs. The STI for other Internal Directors (and Takeda Executive Team), was based on 75% corporate KPIs and 25% divisional KPIs. The STI program was structured in this manner so that program participants have a clear line of sight to both company and divisional results, aligned with Takeda’s annual operating goals, in order to create value for our shareholders. As stated earlier, the STI Plan extends beyond the Takeda Executive Team to over 31,000 employees globally which unites leaders and plan participants with a common vision of delivering therapies for patients and value to shareholders.

Internal Director STI target amounts are set as a percentage of base salary. For Fiscal Year 2021, Mr. Weber’s STI target is 150% of base salary.

Fiscal Year 2021 Short-Term Incentive Results
The chart below summarizes the Fiscal Year 2021 KPIs and performance ranges approved by the Committee and the Board for the short-term incentive plan:

KPI	Rationale	Weight	Measurement	Threshold	Target	Maximum
Underlying Revenue	•Key indicator of growth, including pipeline delivery •Important measure of success within the industry	45%	Performance Goal as a % of Target	97%	100%	105%
			STI Payout as a % of Target	40%	100%	200%
14 Global Brand + New product Incremental Revenue	•14 Global Brands: Emphasis on subset of revenue that is the key driver of future revenue growth •New Product Revenue: Key indicator of driving pipeline growth and commercial revenue success	15%	Performance Goal as a % of Target	80%	100%	120%
			STI Payout as a % of Target	40%	100%	200%
Underlying Core Operating Profit	•Measure of margin achievement while ensuring expense discipline •Reflects synergy capture •Communicated to shareholders as a key measure of Takeda success post Shire acquisition	40%	Performance Goal as a % of Target	95%	100%	115%
			STI Payout as a % of Target	50%	100%	200%

The annual STI cash payout is calculated as follows:

Annual STI Payout Calculation CEO
Basic Salary	×	STI Target	×	Corporate STI Multiple (100%)	＝	STI Payout

Annual STI Payout Calculation for Internal Directors (other than CEO) and Takeda Executive Team
Basic Salary	×	STI Target	×	Corporate STI Multiple (75%)	×	Group STI Multiple (25%)	＝	STI Payout

The Committee approved a Corporate STI Multiple for Fiscal Year 2021 of 114.2% for Internal Directors (and Takeda Executive Team) as shown in the following chart which details target performance levels, performance outcomes, and performance outcome scores:

KPI	Rationale	Weight	Target	Result	Performance	Score	Weighted Score
Underlying Revenue	•Key indicator of growth, including pipeline delivery •Important measure of success within the industry	45%	3,145.2 billion JPY	3,246.7 billion JPY	103.2%	164.6%	74.1%
14 Global Brand + New product Incremental Revenue	•14 Global Brands: Emphasis on subset of revenue that is the key driver of future revenue growth •New Product Revenue: Key indicator of driving pipeline growth and commercial revenue success	15%	235.5 billion JPY	158.4 billion JPY	67.3%	0%	0%
Underlying Core Operating Profit	•Measure of margin achievement while ensuring expense discipline •Reflects synergy capture •Communicated to shareholders as a key measure of Takeda success post acquisition	40%	908.4 billion JPY	908.8 billion JPY	100.0%	100.3%	40.1%
Corporate STI Multiple							114.2%

Announced divestiture products are adjusted out from Underlying P&L. The adjustments are made on a full year basis for the year of divestiture as well as previous year for a “like for like” comparison.

In the Notice of Convocation of the 146th Ordinary Meeting of Shareholders, Takeda proposes to pay bonuses up to 500 million JPY (excluding bonuses paid to the relevant Directors for their work as employees) to Christophe Weber, Costa Saroukos, and Masato Iwasaki based upon the STI plan performance summarized above. At the previous 145th Ordinary Meeting of Shareholders, the same amount of bonuses of up to 500 million JPY was approved by shareholders.

Long-Term Incentive Plans
The LTI framework aligns the Internal Directors (and Takeda Executive Team) with the long-term strategy and shareholder returns while promoting the retention of critical global executive talent. In Fiscal Year 2021, as in Fiscal Year 2020, 60% of the LTI program is delivered in PSU awards and 40% in RSU awards.

Fiscal Year 2021-2023 PSU Awards
PSU awards will be earned based on financial performance, strategic pipeline objectives and stock price performance relative to peers. For Fiscal Year 2021, the Committee and Board approved the following KPIs for the Fiscal Year 2021-2023 PSU awards:

KPI	Weight	Rationale
3-year Accumulated Underlying Revenue	25%	•Aligns with investor expectations •Focuses participants on continued growth and pipeline delivery •Important measure of success within the industry
Aggregated FY21-23 Underlying Core Operating Profit Margin	25%	•Measures quality of the earnings over the performance period •High shareholder expectation for strong earnings growth
3-year Accumulated Free Cash Flow	25%	•Focuses participants on cash generation and paying down debt following the Shire acquisition
R&D: Pivotal Study Start & Approvals	25%
•Reflects future strength of Takeda’s overall performance through delivery of innovative research and development programs.
•Underscores our commitment to patients.
•Reflects our objective of driving commercial revenue success, driving innovation and ultimate replenishment of pipeline.
•Ultimately drives revenue growth from new products.

3-year Relative TSR	Modifier +/-20% points	•Aligns payout from our Performance Share Unit awards with the shareholder experience •Only applies if absolute TSR is positive

For the Fiscal Year 2021-2023 PSU awards, the R&D KPIs were updated from Pivotal Study Starts only to include both Pivotal Study Starts and Approvals in order to align management’s performance to not only starting pivotal studies but also achieving approvals, as approvals link more closely to new product launches and therefore future cash generation.

After measuring performance under the financial and non-financial metrics outlined above, Takeda will assess the 3-Year Total Shareholder Return (“TSR”) performance relative to our Fiscal Year 2021 Takeda Peer Group.

Relative TSR can modify the final LTI PSU awards payout (up or down) by 20 percentage points. If absolute TSR performance is negative but Takeda outperforms our peers, a positive adjustment would not be made to the Performance Share Unit awards payout factor. The chart below is the TSR goal for the Fiscal Year 2021-2023 performance cycle:

Percentile Rank	Modifier
80th and Above	+20% points
60th to 79th	+10% points
40th to 59th (median)	No adjustment
20th to 39th	-10% points
19th and Below	-20% points

Fiscal Year 2019- 2021 PSU Awards Targets and Outcomes/Results
The chart below summarizes Takeda’s KPIs, weightings, and performance ranges for the Fiscal Year 2019-2021 PSU awards. The originally approved R&D KPI included Pivotal Study Starts only. However, in order to align with Takeda’s PSU awards KPIs for the Fiscal Year 2021-2023 and to reflect our performance on approvals as well, the R&D KPI was updated and approved by the Committee to include both Pivotal Study Starts and Approvals. This is because approvals link more closely to new product launches and therefore future cash generation for shareholders.

KPI	Weight	Measurement	Threshold	Target	Maximum
3-year Accumulated Underlying Revenue	25%	Performance Goal as a % of Target	96%	100%	105%
		PSU awards Payout as a % of Target	50%	100%	200%
Point in Time Core Operating Margin (at end of performance period)	25%	Performance Goal as a % of Target	93%	100%	107%
		PSU awards Payout as a % of Target	50%	100%	200%
3-year Accumulated Free Cash Flow	25%	Performance Goal as a % of Target	90%	100%	115%
		PSU awards Payout as a % of Target	50%	100%	200%
R&D: Pivotal Study Start & Approvals	25%	PSU awards Payout as a % of Target	50%	100%	200%
3-year Relative TSR	Modifier +/-20% points
The number of units earned by the participant is calculated as follows:

Target Number of Units (Standard Points)	×	PSU Multiple (Payout rate based on performance)	＝	PSUs earned

The Committee approved a PSU Multiple for Fiscal Year 2019-2021 PSU awards of 101.3% for Internal Directors (and Takeda Executive Team) as shown in the following chart which details target performance levels, performance outcomes, and performance outcome scores:

KPI	Weight	Target	Result	Performance	Score	Weighted Score
3-year Accumulated Underlying Revenue	25%	9,490.9 billion JPY	9,937.0 billion JPY	104.7%	194.0%	48.5%
Point in Time Core Operating Margin (at end of performance period)	25%	33.4%	28.0%	83.8%	0%	0%
3-year Accumulated Free Cash Flow	25%	2,621.2 billion JPY	3,149.5 billion JPY	120.2%	200.0%	50%
R&D: Pivotal Study Start & Approvals	25%	-	-	92.0%	91.3%	22.8%
PSU Multiple (Before 3-Year Relative TSR Modifier)		121.3%
3-Year Relative TSR Modifier		-20% points
Payout (PSU Score)		101.3%
The R&D KPI using the original methodology of Pivotal Study Start only would have resulted in a higher score of 125% on this KPI; whereas the result including Pivotal Study Start and Approvals resulted in a lower score of 91.3% on this KPI as provided in the above table. Takeda’s 3-year relative TSR ranked at the bottom of the peer group, resulting in -20% points modifier to the total results.

Fiscal Year 2019-2021 Special Integration PSU Awards (One-time Special PSU Awards)
For Fiscal Year 2019, Takeda granted special integration PSU awards (one-time special PSU awards) to the Internal Directors (and Takeda Executive Team). The LTI PSU awards focus participants on the achievement of key integration milestones over the next three years. The Committee and the Board approved three financial KPIs to measure the success of the integration in each of the next three fiscal years:

KPI	Weight	Rationale
FY 2019 – 2021 underlying operating expense	33.3%	•Provides direct line of sight to encourage the business to manage expenses during integration to help deliver our margin commitments
FY 2019 – 2021 integration costs	33.3%	•Maintains a sharp focus on managing one-time integration costs
Point in time net debt to adjusted EBITDA ratio	33.3%	•Supports our commitment to shareholders to drive down our net debt to adjusted EBITDA ratio meaningfully during the first three to five years post Shire acquisition

The Special Integration PSU awards vesting is determined annually at the conclusion of Fiscal Years 2019, 2020 and 2021, based on the respective KPI target achievement for the respective fiscal year. KPIs for the Special Integration PSU awards are based on internal forecasts for each measure. The maximum payout participants can achieve under the plan is 200% of target. If Takeda’s performance is at or below threshold participants would receive a 0% payout for that KPI. The KPIs under the Special Integration PSU awards focus on expense management and, as such, lower expenses, costs and ratios that reflect stronger performance would result in an above target payout.

Fiscal Year 2019-2021 Special Integration PSU Awards (One-time Special PSU Awards) Targets Outcomes/Results (Year 3, Fiscal Year 2021)
The chart below summarizes the KPI metrics and performance ranges for the 2019-2021 special integration PSU awards:

Metric	Weight	Measurement	Threshold	Target	Maximum
FY 2019 – 2021 underlying operating expense	33.3%	Performance Goal as a % of Target	105%	100%	90%
		Integration Payout as a % of Target	0%	100%	200%
FY 2019 – 2021 integration costs	33.3%	Performance Goal as a % of Target	105%	100%	90%
		Integration Payout as a % of Target	0%	100%	200%
Point in time net debt to adjusted EBITDA ratio	33.3%	Performance Goal as a % of Target	105%	100%	90%
		Integration Payout as a % of Target	0%	100%	200%

The number of units earned by the participant is calculated as follows:

Target Number of Units (Standard Points) for Special Integration PSU awards	×	Special Integration PSU Multiple – Year 3 (Payout rate based on performance)	=	PSUs earned for Special Integration PSU awards – Year 3

The Committee approved a Special Integration PSU Multiple for Fiscal Year 2021 of 123.2% as shown in the following chart which details target performance levels, performance outcomes, and performance outcome scores:

KPI	Weight	Target	Results	Performance	Score	Weighted Score
FY 2019 – 2021 underlying operating expense (FY 2021)	33.3%	-1,432.5 billion JPY	-1,332.9 billion JPY	+6.9%	169.5%	56.5%
FY 2019 – 2021 integration costs (FY 2021)	33.3%	-29.3 billion JPY	-46.5 billion JPY	-59.0%	0%	0%
Point in time net debt to adjusted EBITDA ratio (FY 2021)	33.3%	3.09	2.77	+10.2%	200.0%	66.7%
Special Integration PSU Multiple Year 3						123.2%

EXTERNAL DIRECTOR COMPENSATION
Takeda introduced External Director equity compensation in 2016 with an approximate pay mix of 75% cash and 25% long-term incentive (time-based Restricted Stock Unit awards) and the compensation level based on whether the Director resided in or outside of Japan. The program was modified in 2019 with a (i) mix of 50% cash and 50% long-term incentive (time-based Restricted Stock Unit awards), (ii) additional compensation for Chair roles and Audit & Supervisory Committee members, and (iii) a consistent compensation level regardless of the location of the Directors residence. The modifications were made to further strengthen the External Directors commitment to mid-term and long-term company value and their shares alignment with shareholder interests.

The level of compensation was determined based on the Fiscal Year Takeda Peer Group (see below). Beginning with the 2019 LTI grant, the annual grant cliff vests three years from the date of grant and external Directors are required to hold 75% of their vested shares until they cease service as a director.

Cash 50%
LTI 50%	Grant Year	Year 1	Year 2	Year 3 Vest	Time as a Director 75% share-holding requirement

FISCAL YEAR 2022 SHORT-TERM INCENTIVE AND LONG-TERM INCENTIVE COMPENSATION PLANS
In Fiscal Year 2021, the Compensation Committee, in consultation with its consultants, conducted a review of Takeda’s KPIs with respect to the company’s business strategy and versus incentive plan practices among the peer group companies. As a result of this review, the Compensation Committee reviewed and approved the following changes to the Short-Term Incentive (“STI”) and Performance Share Unit awards (“PSU” awards) KPIs for Fiscal Year 2022:
•STI: update 14 Global Brands and New Product Incremental Revenue KPI to focus on a smaller select set of Global Growth Products that are most pivotal to our near term success

The Fiscal Year 2022 STI KPIs and respective weightings, subject to final Board approval, are as follows:
•Total Core Revenue (45%)
•Global Growth Products + New Product Incremental Core Revenue (15%)
•Total Core Operating Profit (40%)

The Fiscal Year 2022-2024 PSU awards KPIs and respective weightings, subject to final Board approval, are as follows:
•3-year Accumulated Core Revenue (25%)
•3-year Accumulated Core Operating Profit Margin (25%)
•3-year Accumulated Free Cash Flow (25%)
•R&D: Pivotal Study Start and Approvals (25%)
•3-year Relative TSR Modifier ( +/-20% points)

As in FY2021 and FY2020, Internal Director (and Takeda Executive Team) STI targets will not be enhanced for critical integration efforts as they were in Fiscal Years 2018 and 2019.

SHAREHOLDING REQUIREMENT
Takeda’s shareholding requirement is designed to further promote sustained shareholder return and to ensure the company's senior executives remain focused on both short- and long-term objectives. Beginning with LTI grants in 2019 and continuing in subsequent years, PSU awards (not including the one-time Special Integration PSU awards) and RSU awards granted to Internal Directors (and Takeda Executive Team) are subject to a two-year holding period after vesting.

LTI Vesting Schedule and Holding Requirement
Grant Year	Year 1	Year 2	Year 3	Year 4	Year 5
Restricted Stock Unit awards	1/3 vest after 1-year	Required to hold the shares for 2 years after vesting
		1/3 vest after 2-years	Required to hold the shares for 2 years after vesting
			1/3 vest after 3-years	Required to hold the shares for 2 years after vesting
Performance Share Unit awards	Vest at the end of 3-year performance period based on achievement of KPI targets			Required to hold the shares for 2 years after vesting
One-time special Performance Share Unit awards (Special Integration Performance Share Unit awards)	Vest after 1-year based on achievement of KPI targets	Vest after 2-years based on achievement of KPI targets	Vest after 3-year based on achievement of KPI targets	No holding requirement

RECOUPMENT POLICY
The Committee and Board adopted a clawback policy which provides that in the event of a significant restatement of financial results or/and significant misconduct, the independent external members of Takeda’s Board of Directors may require Takeda to recoup incentive compensation. This would include all or a portion of the compensation received by any member of the Takeda Executive Team, any Internal Director on the Takeda’s Board of Directors, and any other individual designated by the independent external members of Takeda’s Board of Directors within the fiscal year, and the three (3) prior fiscal years, that the need for a significant restatement of financial results or significant misconduct was discovered.

The policy was effective on April 1, 2020, and applies to short-term incentive compensation beginning with the Fiscal Year 2020 performance year and long-term incentive granted in Fiscal Year 2020 and continues to apply for all subsequent periods.

SHAREHOLDER ENGAGEMENT
Takeda is committed to regular, ongoing engagement with shareholders to make sure that we continue to understand shareholder feedback and deepen shareholders’ understanding about topics including the company’s management policy, corporate governance, compensation, measures addressing environmental and social issues, strategies and current business status. In FY2021, as in previous years, Takeda held many meetings with shareholders, investors and analysts. Their feedback helped inform the Compensation Committee’s continuous assessment of the compensation program design and ongoing discussions with shareholders.